UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EMPIRE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

030910 20 2

(CUSIP Number)

Albert E. Whitehead
Empire Petroleum Corporation
6506 S. Lewis Ave., Suite 112
Tulsa, OK 74316-1020
(918-488-8068)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 030910 20 2	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Empire Petroleum Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,718,064 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,718,064 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,718,064 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.73%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 030910 20 2	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON J. C. Whorton, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,673,128 shares
	8	SHARED VOTING POWER 3,718,064 shares
	9	SOLE DISPOSITIVE POWER 1,673,128 shares
	10	SHARED DISPOSITIVE POWER 3,718,064 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,718,064 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.73%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 030910 20 2	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Michael R. Morrisett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,673,128 shares
	8	SHARED VOTING POWER 3,718,064 shares
	9	SOLE DISPOSITIVE POWER 1,673,128 shares
	10	SHARED DISPOSITIVE POWER 3,718,064 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,718,064 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.73%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 030910 20 2	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON J. Ryan Sacra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 371,808 shares
	8	SHARED VOTING POWER 3,718,064 shares
	9	SOLE DISPOSITIVE POWER 371,808 shares
	10	SHARED DISPOSITIVE POWER 3,718,064 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,718,064 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.73%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 030910 20 2	13D	Page 6 of 9 Pages

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $.001 per share (“Common Stock”), of the Company.

           The address of the Company’s principal executive office is 6506 S. Lewis Ave., Suite 112, Tulsa, OK 74316-1020.  The name and address of the principal executive officer of the Company is Albert E. Whitehead, Chief Executive Officer and President, 6506 S. Lewis Ave., Suite 112, Tulsa, OK 74316-1020.

ITEM 2.  IDENTITY AND BACKGROUND

Empire Holdings

Empire Petroleum Holdings, LLC (“Empire Holdings”) is an Oklahoma limited liability company.

Empire Holdings was formed for the purpose owing the Common Stock described herein.

The business address of Empire Holdings is 3803 S. Trenton Ave., Tulsa, OK 74105.

Empire Holdings has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Empire Holdings has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

J. C. Whorton, Jr.

(a)	J. C. Whorton, Jr. owns own 45% of the equity interest and is a manager of Empire Holdings.

(b)	The business address of Mr. Whorton is 165 S. Union Blvd., Suite 360, Lakewood, CO 80228.

(c)	Mr. Whorton’s principal occupation is Managing Director of StratCom Advisors LLC, which is located at 165 S. Union Blvd., Suite 360, Lakewood, CO 80228.

(d)	Mr. Whorton has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
Mr. Whorton has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Whorton is a citizen of the United States of America.

Michael R. Morrisett

(a)	Michael R. Morrisett owns own 45% of the equity interest and is a manager of Empire Holdings.

(b)	The business address of Mr. Morrisett is 4870 S Lewis Ave. Suite 250, Tulsa, Oklahoma 74105.

(c)
Mr. Morrisett’s principal occupation is serving as a partner of and consultant to Total Energy Partners Funds, an investment fund engaged in the ownership of non-operated oil and gas working interests, which is located at 4870 S Lewis Ave. Suite 250, Tulsa, Oklahoma 74105.

CUSIP NO. 030910 20 2	13D	Page 7 of 9 Pages

(d)	Mr. Morrisett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
Mr. Morrisett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Morrisett is a citizen of the United States of America.

J. Ryan Sacra

(a)	J. Ryan Sacra owns own 10% of the equity interest of Empire Holdings.

(b)	The business address of Mr. Sacra is 4000 One Williams Center, Tulsa, OK 74172.

(c)	Mr. Sacra’s principal occupation is serving as a partner of Conner & Winters, LLP, a corporate law firm, which is located at 4000 One Williams Center, Tulsa, OK 74172.

(d)	Mr. Sacra has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
Mr. Sacra has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sacra is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 30, 2014, Empire Holdings purchased 3,718,064 shares of the Company’s Common Stock for an aggregate purchase price of $300 using personal funds contributed to Empire Holdings by Messrs. Whorton, Morrisett and Sacra.

ITEM 4.  PURPOSE OF TRANSACTION

Empire Holdings received and currently holds the shares of the Company’s Common Stock, as described herein, for investment purposes.

Other than as described below, Empire Holdings does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

On December 30, 2014, each of Albert E. Whitehead, the Company’s Chief Executive Officer and the Chairman of the Board, and Montague H. Hackett, Jr., a member of the Company’s Board of Directors, transferred and assigned all of the Common Stock owned by them to Empire Holdings.  In connection with such transaction, each of Montague H. Hackett, Jr. and Kevin R. Seth will resign from the Board of Directors effective as of January 16, 2015 and Albert E. Whitehead, has agreed to appoint two designees of Empire Holdings to fill such vacancies effective as of January 19, 2015.  Empire Holdings has designated J. C. Whorton, Jr., and Michael R. Morrisett to be appointed to the Board.    Albert E. Whitehead intends to resign from the Company’s Board of Directors effective as of January 20, 2015.  The resignations of Messrs. Whitehead, Hackett and Seth are not the result of any disagreement with the Company.  This change in the composition of the Board will result in a change in control of the Board.  For more information regarding this change in the composition of the Board, please see the Company’s Information Statement on Schedule 14f-1 filed with the Securities and Exchange Commission on December 31, 2014.

From time to time in the past, the Company has granted options to the members of the Board as compensation for serving on the Board.  Although there are no current plans or intentions to award options to Messrs. Whorton, and Morrisett once they become members of the Company’s Board of Directors, it is likely that such awards could occur in the future.

CUSIP NO. 030910 20 2	13D	Page 8 of 9 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Empire Holdings

(a)	Empire Holdings is the beneficial owner of 3,718,064 shares of Common Stock and 48.73% of the total issued and outstanding shares of Common Stock.

(b)	The responses of Empire Holdings to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

J. C. Whorton, Jr.

(a)
Mr. Whorton is the beneficial owner of 3,718,064 shares of Common Stock and 48.73% of the total issued and outstanding shares of Common Stock.  This 3,718,064 shares of Common Stock include 2,044,936 shares of Common Stock owned by Empire Holdings, in which Mr. Whorton disclaims beneficial ownership.

(b)	The responses of Mr. Whorton to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Michael R. Morrisett

(a)
Mr. Morrisett is the beneficial owner of 3,718,064 shares of Common Stock and 48.73% of the total issued and outstanding shares of Common Stock.  This 3,718,064 shares of Common Stock include 2,044,936 shares of Common Stock owned by Empire Holdings, in which Mr. Morrisett disclaims beneficial ownership.

(b)	The responses of Mr. Morrisett to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

J. Ryan Sacra

(a)
Mr. Sacra is the beneficial owner of 3,718,064 shares of Common Stock and 48.73% of the total issued and outstanding shares of Common Stock.  This 3,718,064 shares of Common Stock include 3,346,256 shares of Common Stock owned by Empire Holdings, in which Mr. Sacra disclaims beneficial ownership.

(b)	The responses of Mr. Sacra to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

CUSIP NO. 030910 20 2	13D	Page 9 of 9 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable, other than with respect to an operating agreement entered into by and among Messrs. Whorton, Morrisett and Sacra regarding the business and affairs of Empire Holdings.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE PETROLEUM HOLDINGS, LLC

January 9, 2015
Date

/s/ Michael R. Morrisett
Signature

Michael R. Morrisett, Manager
Name / Title

January 9, 2015
Date

/s/ J. C. Whorton, Jr.
Signature

J. C. Whorton, Jr.

January 9, 2015
Date

/s/ Michael R. Morrisett
Signature

Michael R. Morrisett

January 9, 2015
Date

/s/ J. Ryan Sacra
Signature

J. Ryan Sacra